Chief Financial Officer

November 12, 2010

Re:	Repsol YPF, S.A. Form 20-F for the year ended December 31, 2009 File No. 001-10220

Mr. H. Roger Schwall
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549-7010

Dear Mr. Schwall:

Thank you for your letter dated September 29, 2010 setting forth comments of the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “SEC” or “Commission”) on the annual report on Form 20-F for the year ended December 31, 2009 (the “2009 Form 20-F”) of Repsol YPF, S.A. (“Repsol YPF”, also referred to in this letter as the “Company” and “we”).

We appreciate your understanding in affording us the time necessary to prepare our responses, which we set forth in Annex A hereto.  To facilitate the Staff’s review, we have reproduced the captions and comments from the Staff’s September 29, 2010 comment letter in bold, italicized text.  We have addressed herein the responses to the Staff’s comments that were not addressed in our letter dated November 3, 2010.

In providing these responses, and in response to the Staff’s request, we hereby acknowledge that:

•	Repsol YPF is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Repsol YPF may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would like to express our appreciation for your cooperation in these matters, and we are available to discuss any of our responses with you at your convenience.  In that connection, please do not hesitate to contact the undersigned in Madrid at 011-34-91-753-1494 or fax: 011-34-91-348-7199; or Fernando Ros or Jorge Izquierdo at 011-34-91-514-5000 of Deloitte, our external auditors, or our counsel, Michael J. Willisch of Davis Polk & Wardwell LLP, at 011-34-91-768-9610 or fax: 011-34-91-768-9710.

Very truly yours, /s/ Fernando Ramírez Mazarredo
Fernando Ramírez Mazarredo Chief Financial Officer

ANNEX A

Form 20-F for Fiscal Year Ended December 31, 2009

General

1.           We note from the disclosure on page 40 that during the last three fiscal years your refineries processed crude oil originated from the Middle East, a region generally understood to include Iran, Syria, and Sudan. Also, you state on page 36 that you held a 25% stake in the Persian LNG Project in Iran as of December 31, 2009. Further, we note on pages 27-29 that you continue to operate in Cuba. In addition, we are aware of publicly available information indicating that on several occasions you have purchased light crude from the Syrian state-owned oil company Sytrol.

As you know, Cuba, Iran, Sudan, and Syria are identified by the U.S. State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls.  Please provide us with information regarding your contacts with Cuba and Iran since your letter to us dated September 28, 2007, and describe to us your contacts with Syria and any contacts you have had with Sudan during the last three fiscal years and the subsequent period. Your response should describe any investments and capital expenditures you have made in any of those countries, and any equipment, technology, or services you have provided into any of those countries, directly or indirectly, as well as any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities controlled by those governments. Your response should include the amounts you have paid to each of the referenced countries, as applicable, for the purchase of crude oil and natural gas.

As discussed in our response below to Comment 2, we do not believe that our business activities or other contacts with Cuba, Iran, Sudan or Syria are quantitatively or qualitatively material, or constitute a material investment risk for our shareholders.  Furthermore, we advise the Staff that Repsol YPF is aware of the respective U.S., E.U. and U.N. Security Council restrictions applicable to Cuba, Iran, Sudan and Syria and believes that all of its activities are conducted in accordance with all applicable restrictions on activities in such countries.  We supplementally advise the Staff of the extent of our contacts with Cuba, Iran, Sudan or Syria on a per country basis below.

Repsol YPF’s Contacts with Cuba

To our knowledge, our contacts with Cuba since September 2007 are as follows:

On December 5, 2000, Repsol YPF Cuba S.A. reached an agreement with the Cuban state-owned oil company Unión Cuba-Petróleo (“CUPET”), obtaining the right to explore in offshore blocks 25, 26, 27, 28, 29 and 36.  On March 11, 2006, block 35 was awarded to Repsol YPF Cuba S.A. and included in the same acreage.  The stakes in these blocks, which continue to be operated by Repsol YPF Cuba S.A., are Repsol YPF Cuba S.A. with 40%, Statoil Oil & Gas Cuba AS (formerly Hydro Oil & Gas Cuba AS) with 30% and ONGC Videsh Ltd. with 30%.

In July 2004, the only exploratory well drilled to date was finished (Yamagua-1) in a 1,660 meter water depth and to a total depth of 3,410 meters.  After the evaluation of the results, the well was considered as negative and it was abandoned.  The drilling of a new exploratory well (Jagüey), which was initially scheduled to be drilled in 2009, has been postponed until 2011 mainly due to restrictions relating to the import of U.S.-manufactured parts or components to Cuba.  On January 26, 2010, we entered into a drilling services contract with Saipem Discoverer Invest Sàrl (which was absorbed by Saipem Maritime Asset Management Luxembour SàrL on August 4, 2010) for a drilling rig (Scarabeo-9) which will be operated in Cuba and which we believe complies with restrictions imposed by the U.S. trade embargo against Cuba.  The construction of the drilling rig is expected to be completed in the first quarter of 2011.  In addition to Yamagua-1, we expect to drill a second exploratory well in the third quarter of 2011.  Repsol YPF Cuba S.A. has entered into an assignment and reassignment agreement with PC Gulf Ltd. (a subsidiary of Petroliam Nasional Berhad (Petronas)) on September 2, 2010, pursuant to which such company will use the drilling rig after Repsol YPF Cuba S.A. completes its drilling in Jagüey.

Our contract with CUPET for the exploration of blocks 25, 26, 27, 28, 29 and 36 expired on September 19, 2009 and we are currently in negotiations with the Cuban government for its extension until September 18, 2012.

In the three years ended December 31, 2009 and the nine months ended September 30, 2010, we paid approximately €2.5 million and €0.8 million, respectively, for exploration and production services in Cuba related to our activities described above.  In addition, in the three years ended December 31, 2009 and the nine months ended September 30, 2010, we made sales of petroleum products in the amounts of approximately €4.3 million and €0.5 million, respectively, to Cuban clients.  We have not made any investments in Cuba or purchased Cuban oil or natural gas in the three years ended December 31, 2009 or in the nine months ended September 30, 2010.

We currently have 5 employees in Cuba.

Repsol YPF’s Contacts with Iran

To our knowledge, our contacts with Iran since September 2007 are as follows:

While we currently have no operations in Iran, Repsol YPF Oriente Medio S.A. has participated in three exploration blocks in Iran in the past: the Mehr onshore block (from April 2001 through January 2009, with a 33% stake) and the Forooz and Iran Mehr offshore blocks (from October 2004 through April 2009, with a 100% stake). The Mehr onshore block is operated by OMV (Iran) Onshore Exploration Gmbh.

In addition to these blocks, Repsol YPF Oriente Medio S.A. and Repsol LNG S.L. have participated in the past with other companies in an LNG integrated project (the “Persian LNG Project”).  On January 27, 2007, Repsol YPF Oriente Medio S.A. and Shell Upstream Development B.V. signed a service contract with the Iranian state-owned oil company, National Iranian Oil Company (NIOC) relating to the Persian LNG Project.  In addition, on March 17, 2007, Repsol LNG, S.A., Shell Gas Holdings (ME) B.V., National Iranian Gas Export Company

and Petroleum Industry Staff Pension Fund Investment Company, entered into a shareholders agreement relating to the Persian LNG Project.  At December 31, 2009, Repsol LNG S.L. had a 25% interest, Shell Gas Holding (ME) B.V. had a 25% interest and an affiliate of NIOC had a 50% interest less one share in the midstream part of the Persian LNG Project.  In May 2010, Repsol YPF formally informed NIOC and Shell of its decision to discontinue its participation in the Persian LNG Project.  As of the date hereof we have no upstream or downstream operations in Iran.

In the three years ended December 31, 2009, Repsol YPF Oriente Medio, S.A. and Repsol LNG, S.L. made investments in Iran in an aggregate amount of €129.5 million in connection with the operations described above, of which €4.4 million was paid to the Iranian government or entities controlled by the Iranian government, all in 2007.  In the nine months ended September 30, 2010, we did not make any investments in Iran.  Moreover, in the three years ended December 31, 2009 and the nine months ended September 30, 2010, we paid approximately €20.5 million and €0.1 million, respectively, for exploration services in Iran.

In addition, in the three years ended December 31, 2009 and the nine months ended September 30, 2010, we paid approximately €3,867 million and €1,163 million, respectively, for the purchase of Iranian crude oil, petroleum and petrochemical products.  Substantially all of these purchases were made from entities controlled by the Iranian government.  Additionally, in the three years ended December 31, 2009 and the nine months ended September 30, 2010, we received approximately €9.5 million and €1 million, respectively, for the sale of crude oil and petrochemical products to Iranian clients.

We currently have 5 employees in Iran.

Repsol YPF’s Contacts with Sudan

To our knowledge, we have not had any upstream or downstream operations in Sudan since January 2007.

In 2007 we paid approximately €4.2 million for the purchase of Sudanese crude oil and natural gas, of which €2.1 million was paid to companies controlled by the Sudanese government. In 2008, 2009 and in the nine months ended September 30, 2010 we have not made any purchases of Sudanese crude oil or natural gas.

Repsol YPF’s Contacts with Syria

To our knowledge, we have not had any upstream or downstream operations in Syria since January 2007.

In the three years ended December 31, 2009 and the nine months ended September 30, 2010, we paid approximately €424 million and €108 million, respectively, for purchases of Syrian crude oil.  Substantially all of these purchases were made from entities controlled by the Syrian government, including Sytrol.  Additionally, in the three years ended December 31, 2009 and the nine months ended September 30, 2010, we received approximately €3.8 million and €0.6 million, respectively, for the sale of petrochemical products to Syrian companies.

2.           Please discuss the materiality of any contacts with Cuba, Iran, Sudan, and Syria that you describe in response to the foregoing comment, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of revenues, assets, and liabilities associated with each of Cuba, Iran, Sudan, and Syria for the last three fiscal years and the subsequent period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. As you know, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Cuba, Iran, Sudan, and Syria.

We believe that our contacts with Cuba, Iran, Sudan and Syria, individually and in the aggregate, are not material to our results of operations or financial condition.  We further believe that, in light of the size and nature of these contacts, such contacts do not constitute a material investment risk for our security holders.  In assessing the materiality of Repsol YPF’s contacts with Cuba, Iran, Sudan and Syria we have considered both quantitative and qualitative factors.  In quantitative terms, as is evident from our response to Comment 1 above (and as further shown below), we believe that our contacts with such countries, individually and in the aggregate, are not material.  Our assessment of qualitative factors included consideration of the potential impact of our corporate activities in such countries upon our reputation and share value.

In addition to the qualitative factors we considered in making our analysis, we are aware of, and sensitive to, the sentiments which are expressed in certain legislation which has been adopted by some state legislatures in which state pension funds and other managers of state-invested money are required to report on, and in some instances divest, their investments in companies which do business with, or have ties to, countries identified by the U.S. Secretary of State as state sponsors of international terrorism, including Cuba, Iran, Sudan and Syria.  Although recognizing the sentiment expressed through these statutes, we do not believe that the effect or purpose of such state statutes would impact our conclusions regarding the absence of material investment risk arising from our contacts with Cuba, Iran, Sudan or Syria.

Further, though we are aware of, and sensitive to, the investor sentiment evidenced by actions directed towards companies that have operations associated with Cuba, Iran, Sudan and Syria, we do not believe that any of our past, current or anticipated contacts with any of these countries would be qualitatively material to a reasonable investor making an investment decision about our shares.  The fact that our past and current contacts with these countries represent a very small percentage of our business further supports our view that such contacts would not be qualitatively material to a reasonable investor.  In particular, with respect to Iran, Repsol YPF formally informed NIOC and Shell of its decision to discontinue its participation in the Persian LNG Project in May 2010 and, as of the date hereof, we have no upstream or downstream operations in Iran.  Moreover, we confirm to the Staff that we believe that our operations in Cuba, Iran, Sudan and Syria do not pose a material investment risk to our shareholders.  We also believe that we have provided adequate disclosure regarding the material risks arising out of our international operations in the “Risk Factors” section of our

Annual Report on Form 20-F for the fiscal year ended December 31, 2009 (the “2009 20-F”) (and in Annual Reports on Form 20-F for prior years), including the regulatory, operational and market risks that exist in most, if not all, of the jurisdictions in which we operate, including Cuba, Iran, Sudan or Syria, such that our shareholders, financial analysts who cover Repsol YPF and the market in general are aware of our operations (and the related risks we face) in such countries.  Accordingly, any potential impact of our ties to such countries upon our reputation and, correspondingly, upon our share value, should already be reflected in the trading value of our securities.

From a quantitative perspective, revenues from sales associated with Cuba, Iran, Sudan and Syria amounted, on an aggregate basis, to €2.2 million for the nine months ended September 30, 2010 (less than 0.1% of our consolidated sales for the period) and €2.7 million, €10.1 million and €4.7 million for the years ended December 31, 2009, 2008 and 2007, respectively (less than 0.1% of our consolidated sales for such periods, respectively).  Fixed assets associated with Cuba, Iran, Sudan and Syria, amounted, on an aggregate basis, to €0.1 million as of September 30, 2010 (less than 0.1% of our consolidated fixed assets as of such date) and €95 million, €69 million and €64 million as of December 31, 2009, 2008 and 2007, respectively (less than 0.3% of our consolidated fixed assets as of such dates, respectively).  Liabilities associated with Cuba, Iran, Sudan and Syria, amounted, on an aggregate basis, to €20.4 million as of September 30, 2010 (less than 0.1% of our total liabilities as of such date) and €1.3 million, €9.8 million and €17.0 million as of December 31, 2009, 2008 and 2007, respectively (less than 0.1% of our total liabilities as of such dates, respectively).

We also believe to be remote the likelihood that a risk relating to our current operations in, or contacts with, Cuba, Iran, Sudan and Syria, beyond the regulatory, operational and market risks that exist in most, if not all, of the jurisdictions in which we operate, or in respect of which we have some kind of contact, and which are disclosed in the “Risk Factors” section of our 2009 20-F, could cause a material negative impact on our reputation or our results of operations or financial condition.

For all these reasons, we do not believe that our business activities or other contacts with Cuba, Iran, Sudan or Syria are material or constitute a material investment risk for our shareholders.

4.           In this regard, discuss what remediation plans or procedures you have in place to deal with the environmental impact that would occur in the event that any of an oil spill or leak from one of your offshore operations.

We supplementally advise the Staff that we carry out offshore drilling activities mainly in the Gulf of Mexico, the Caribbean, Brazil, North Africa and the Mediterranean, and that we expect to carry out offshore drilling activities in Argentina in the near future (through our subsidiary YPF).  Our existing operated offshore facilities are located in Spain and in Trinidad and Tobago.  The information provided below relates primarily to our operated assets and projects.

We believe that our remediation plans are consistent with industry best practices.  We have emergency response plans in place for certain scenarios which may have an environmental impact, including an oil spill response plan.  Repsol YPF is a member of Oil Spill Response (OSR), Clean Gulf Associates (CGA) and other mutual aid consortia for intervention in major spills.  These consortia provide technical support and equipment for environmental emergencies, and also advise us, and participate in our drills.  Our contingency plans are prepared using a worst case scenario based on the regional data and local regulations.  We have established command centers for each of our deepwater drilling operations to respond in case of such event and to take the appropriate action immediately.  In addition, we have recently updated our overall Upstream Emergency Response Planning (ERP) standards, and have implemented such standards across our facilities and operations.  This ensures that all emergency scenarios (including oil spill response) are coordinated following the Incident Command System (ICS), as used by the U.S. Coast Guard and other public agencies.

Typically we are fully equipped at site for Level 1 events (minor spills), with onshore backup for Level 2 events (larger spills beyond the means of the local site or operation, but manageable within the country or region).  This backup will be with our Business Unit equipment and personnel, plus locally engaged boats, equipment and contractors, and in coordination with the Coast Guard or equivalent authorities.  For Level 3 events (which will require international intervention) this is supplemented by equipment and personnel from one of the consortia of which we are members.  The scenarios for our ERPs are determined by our hazard assessments, and the response is guided by the conclusions of our Environmental Impact Assessments.  Our ERPs and hazard assessments are reviewed by an independent unit (our Quality of Operations Division) through formal quality control procedures, in line with our Project Management and Asset Management methodologies.  In addition, certain contractors and equipment are subject to third party audit and inspection as part of the procurement process.

Our recovery and remediation planning for onshore impacts varies according to the prevailing natural habitat and local conditions, for example whether shorelines are rocky or soft, and also their natural resilience and the ecology of the particular coastal environment.  Our oil spill response plans are developed in partnership with regulatory authorities to ensure that these factors are fully considered in response planning, and in the design of any remediation effort, to ensure the fullest recovery of any impacts to the natural environment.

Finally, we believe containment to be the initial and critical priority in any spill event because successful containment avoids impacts that require remediation.  Containment necessitates using the right equipment at the right time and at the right scale.  This equipment is deployed both onshore and offshore, including near shore containment booms, and includes skimmers, temporal storage tanks, transfer pumps, polypropylene absorbent booms and dispersants.

Note (10) Impairment of Assets, page F-46

8.           On the top of page F-47 we note your disclosure regarding the reversal of an impairment primarily as a result of “the reassessment in 2009 of the configuration of cash generating units (CGUs) into which the Argentine upstream assets are grouped.” Paragraph 72 of IAS 36 explains that cash-generating units shall be identified consistently from period to period, unless a change is justified. Please describe for us the underlying facts and circumstances in the Argentina upstream operations that led to a change in the configuration of your CGUs.

Repsol YPF supplementally advises the Staff that we believe the current configuration of our cash-generating units (or CGUs) in Argentina to be consistent with IAS 36.  In particular, according to Paragraph 6 of IAS 36: “A cash-generating unit is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets”.  Paragraph 69 of IAS 36 further provides that “in identifying whether cash inflows from an asset (or group of assets) are largely independent of the cash inflows from other assets (or groups of assets), an entity considers various factors including how management monitors the entity’s operations (such as by product lines, businesses, individual locations, districts or regional areas) or how management makes decisions about continuing or disposing of the entity’s assets and operations”.  In addition, according to the IAS 36 Basis for Conclusions (BCZ114): “IASC acknowledged that identifying the lowest level of independent cash inflows for a group of assets would involve judgement. However, IASC believed that the concept of cash-generating units is a matter of fact: assets work together to generate cash flows”.

As further explained below, the new configuration of our CGUs is mainly the result of regulatory changes and legislation adopted in Argentina in recent years (including Resolutions No. 1679/04, 1338/2006, 394/2007 and 14/2008 in respect of crude oil and Resolution No. 599/2007 in respect of natural gas), which culminated with the adoption of the Petroleum Plus Program in 2009, and YPF’s existing requirements to prioritize domestic demand in a climate of increased domestic demand for YPF’s hydrocarbons and YPF’s declining reserves and production rates in Argentina.  The evolution and cumulative effect of these factors resulted in changes in the way YPF’s management internally views its consolidated operations and how it runs YPF’s business, the result of which was the adoption, in 2009, of a new configuration of our CGUs in Argentina.

Crude oil CGU

Since 2009 we consider all of our crude oil fields located in Argentina a single CGU since we consider them a single unit for production, commercialization, investment and other decision-making purposes (while prior to 2009, we considered each of our oil fields separately for decision-making purposes and, therefore, considered each field a CGU).

The Argentine authorities’ mandate to prioritize domestic demand (which is reinforced by high taxes on exports and restrictions on hydrocarbon export volumes, among other regulatory measures) in a climate of increased domestic demand and declining reserves and production rates in Argentina have resulted in substantially all of our sales having the same, undifferentiated, target: the domestic market.  Moreover, since crude oil from any of our fields may be transported to and processed in any of our refineries, the field where oil is produced is irrelevant for our production decision-making purposes.  As a result, crude oil production in Argentina is planned and controlled at a country level.  Moreover, the commercialization and distribution of our oil products is also unrelated to the field of production.

In addition, since the implementation of the Petroleum Plus Program in 2009, operational and investment decisions are made at a country level (as opposed to on a field level) since export duty credits to be obtained within the scope of the Petroleum Plus Program are determined upon our production on a country-level basis.

Natural gas CGUs

Since 2009 we consider each of our Neuquina, Northwest and Austral natural gas basins a separate CGU, since we consider them as separate units for production, commercialization, investment and other decision-making purposes (while prior to 2009, we considered each of our gas fields separately for decision-making purposes and, therefore, considered each field a CGU).

As with crude oil, regulatory requirements to satisfy gas domestic demand in a context of declining reserves and production rates in Argentina have resulted in substantially all of our natural gas sales being made to the domestic market.  In particular, substantially all of the natural gas produced by our basins is destined to the domestic market in accordance with the agreement entered into with the Argentine government in June 2007 regarding the supply of natural gas to the domestic market during the period 2007 through 2011.  Under existing circumstances, neither the field where our gas is produced, nor the economic indicators of each such field (such as cost-effectiveness) is determinant to how we conduct our operations: our focus lies on quantities produced on an aggregate, country-wide, basis to satisfy domestic requirements.

While the increasingly uniform target of our production and the implementation of the Petroleum Plus Program in 2009 (which also applies to liquids produced in gas fields) would support the joint management of all of our gas fields (and basins) in a single country-wide CGU, the limitations of the infrastructure and logistics network used to deliver our natural gas products and the inherent difficulties in transporting natural gas (which may only be transported after compression or by means of infrastructure that is not currently available), prevents us from utilizing natural gas produced in one basin in regions where our other two basins are located.  Accordingly, the basin where natural gas is produced is essential for our production and distribution decision-making purposes, which results in our management of gas on a per basin basis.  While we expect to continue selling substantially all of our natural gas produced in Argentina to the domestic market in the near future, since the limitations of the infrastructure and logistics network prevents us from utilizing natural gas produced in one basin in regions where our other two basins are located, we treat each of the three natural gas basins where we operate as a separate CGU.

Exhibit 99.4

13.           While we understand that there are fundamentals of physics, mathematics and economics that are applied in the estimation of reserves, we are not aware of an official industry compilation of such “generally accepted petroleum engineering and evaluation principles.” With a view toward possible disclosure, please explain to us the basis for concluding that such principles have been sufficiently established so as to judge that the reserve information has been prepared in conformity with such principles.

We acknowledge the Staff’s comment, which has been conveyed to our third party engineer, Netherland, Sewell & Associates, Inc. (“NSAI”).  NSAI has advised Repsol YPF of the following:

In the February 19, 2007, publication of the Society of Petroleum Engineers (“SPE”) entitled “Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information” (the “SPE 2007 Standards”), the SPE acknowledges in the foreword section thereof and in section 1.2 that there are “generally accepted engineering and evaluation principles” applicable to the estimation and auditing of oil and gas reserves.  The SPE goes further in section 1.2 to define the relationship between such principles and the “principles of physical science, mathematics, and economics.”  A copy of the SPE 2007 Standards is available for reference at the following website: http://www.spe.org/industry/reserves/docs/Reserves_Audit_Standards_2007.pdf.  Beyond the SPE 2007 Standards, NSAI is not aware of a single official reference or compilation that sets out a concise list of “generally accepted petroleum engineering and evaluation principles.”  NSAI generally looks to the SPE 2007 Standards, the Commission’s regulations and other SPE publications, including SPE’s publication entitled Petroleum Resources Management System, and uses textbooks such as “Applied Petroleum Reservoir Engineering” by Craft and Hawkins and “Practical Reservoir Engineering Methods” by H.C. Slider as a basis for “generally accepted engineering and evaluation principles.”

NSAI has further advised Repsol YPF that, in connection with any report included in our future filings, it will revise the wording of such report to read as follows:

“The estimates of reserves in this report have been prepared using the principles and methods as promulgated by the SPE in the SPE 2007 Standards and as embodied by the petroleum engineering textbooks, as well as in accordance with applicable standards promulgated by the Commission.”

14.           We note the following language in Netherland Sewell’s report:

In evaluating the information at our disposal concerning this report, we have excluded from our consideration all matters as to which the controlling interpretation may be legal or accounting, rather than engineering and geoscience.

It does not appear that NSAI has “excluded from its consideration all matters as to which the controlling interpretation may be legal or accounting, rather than engineering and geosciences.” In this regard, we note that the definition of “reserves” in Rule 4-10 (a)(26) of Regulation S-X indicates that “there must exist, or there must be a reasonable expectation that there will exist, the legal right to produce or revenue interest in the production.” We also note that the definition of proved reserves is contained in Regulation S-X which is an accounting regulation. Therefore, we believe NSAI should address this limiting language in one of the following ways, as deemed appropriate:

•	Remove the sentence referenced above;

•	Replace the referenced sentence with a new statement that is precisely tailored to the expertise of NSAI and the circumstances under which the report was prepared.

Also, ensure that the report discloses the assumptions, data, methods and procedures used pursuant to Item 1202(a)(8)(iv) of Regulation S-K.

We acknowledge the Staff’s comment, which has been conveyed to NSAI.  NSAI has advised Repsol YPF that it will delete the subject sentence and replace it with a sentence similar to that shown below in connection with any report included in our future filings:

“Our expertise is in petroleum engineering, geoscience, and petrophysical interpretation, not legal or accounting matters; we are not accountants, attorneys, or landmen.”

We further confirm to the Staff that we will ensure that any reports included with future filings are in compliance with Item 1208(a)(8)(iv) of Regulation S-K.

Exhibit 99.5

16.           The closing paragraph states in part that the report “was prepared for the exclusive use and sole benefit of Repsol YPF Company and may not be put to other use without our prior written consent for such use.” Please obtain and file a revised version which retains no language that could suggest either a limited audience or a limit on potential investor reliance.

We acknowledge the Staff’s comment, which has been conveyed to our third party engineer, Ryder Scott Company, L.P. (“RSC”).  RSC has advised Repsol YPF that it will delete the subject sentence and replace it with wording similar to that shown below in connection with any report included in our future filings:

“This report has been prepared at the request of Repsol regarding assets held in xxxx and is for inclusion in Repsol’s respective filings with the U.S. Securities and Exchange Commission.”

17.           While we understand that there are fundamentals of physics, mathematics and economics that are applied in the estimation of reserves, we are not aware of an official industry compilation of such “generally accepted petroleum engineering and evaluation principles.” With a view toward possible disclosure, please explain to us the basis for concluding that such principles have been sufficiently established so as to judge that the reserve information has been prepared in conformity with such principles.

Repsol YPF acknowledges the Staff’s comments, which have been conveyed to RSC.  RSC has advised Repsol YPF that similar Staff comments with respect to other registrants have been discussed by RSC with the Staff and that, in connection with any report included in our future filings, RSC will include wording similar to that shown below as a result of those conversations:

“The estimation of reserves involves two distinct determinations.  The first determination results in the estimation of the quantities of recoverable oil and gas and the second determination results in the estimation of the uncertainty associated with those estimated quantities in accordance with the definitions set forth by the Securities and Exchange Commission’s Regulations Part 210.4-10(a).  The process of estimating the quantities of recoverable oil and gas reserves relies on the use of certain generally accepted analytical procedures.  These analytical procedures fall into three broad categories or methods: (1) performance-based methods; (2) volumetric-based methods; and (3) analogy.  These methods may be used singularly or in combination by the reserve evaluator in the process of estimating the quantities of reserves.  Reserve evaluators must select the method or combination of methods which in their professional judgment is most appropriate given the nature and amount of reliable geoscience and engineering data available at the time of the estimate, the established or anticipated performance characteristics of the reservoir being evaluated and the stage of development or producing maturity of the property.

In many cases, the analysis of the available geosciences’ and engineering data and the subsequent interpretation of this data may indicate a range of possible outcomes in an estimate, irrespective of the method selected by the evaluator.  When a range in the quantity of reserves is identified, the evaluator must determine the uncertainty associated with the incremental quantities of the reserves.  If the reserve quantities are estimated using the deterministic incremental approach, the uncertainty for each discrete incremental quantity of the reserves is addressed by the reserve category assigned by the evaluator.  Therefore, it is the categorization of reserve quantities as proved, probable and/or possible that addresses the inherent uncertainty in the estimated quantities reported.  For proved reserves, uncertainty is defined by the SEC as reasonable certainty wherein the “quantities actually recovered are much more likely than not to be achieved.”  The

SEC states that “probable reserves are those additional reserves that are less certain to be recovered than proved reserves but which, together with proved reserves, are as likely as not to be recovered.”  The SEC states that “possible reserves are those additional reserves that are less certain to be recovered than probable reserves and the total quantities ultimately recovered from a project have a low probability of exceeding proved plus probable plus possible reserves.”  All quantities of reserves within the same reserve category must meet the SEC definitions as noted above.

Estimates of reserves quantities and their associated reserve categories may be revised in the future as additional geosciences or engineering data become available.  Furthermore, estimates of reserves quantities and their associated reserve categories may also be revised due to other factors such as changes in economic conditions, results of future operations, effects of regulation by governmental agencies or geopolitical or economic risks as previously noted herein.

The proved reserves for the properties included herein were estimated by performance methods, analogy methods, the volumetric method, or a combination of performance and volumetric methods.  These performance methods include, but may not be limited to, decline curve analysis and analogy which utilized extrapolations of historical production and pressure data available through December, 2009 in those cases where such data were considered to be definitive.  The data utilized in this analysis were supplied to Ryder Scott by Repsol and were considered sufficient for the purpose thereof.  The volumetric method was used where there were inadequate historical performance data to establish a definitive trend and where the use of production performance data as a basis for the reserve estimates was considered to be inappropriate. The volumetric analysis utilized pertinent well and seismic data supplied to Ryder Scott by Repsol that were available through December, 2009.  The data utilized from the well and seismic data incorporated into our volumetric analysis were considered sufficient for the purpose thereof.

To estimate economically recoverable proved oil and gas reserves and related future net cash flows, we consider many factors and assumptions including, but not limited to, the use of reservoir parameters derived from geological, geophysical and engineering data that cannot be measured directly, economic criteria based on current costs and SEC pricing requirements, and forecasts of future production rates.  Under the SEC regulations 210.4-10(a)(22)(v) and (26), proved reserves must be anticipated to be economically producible from a given date forward based on existing economic conditions including the prices and costs at which economic producibility from a reservoir is to be determined.  While it may reasonably be anticipated that the future prices received for the sale of production and the operating costs and other costs relating to such production may increase or decrease from those under existing economic conditions, such changes were, in accordance with rules adopted by the SEC, omitted from consideration in making this evaluation.

Repsol has informed us that they have furnished us all of the material accounts, records, geological and engineering data, and reports and other data required for this investigation.  In preparing our forecast of future proved production and income, we have relied upon data furnished by Repsol with respect to property interests owned, production and well tests from examined wells, normal direct costs of operating the wells or leases, other costs such as transportation and/or processing fees, ad valorem and production taxes, recompletion and development costs, abandonment costs after salvage, product prices based on the SEC regulations, adjustments or differentials to product prices, geological structural and isochore maps, well logs, core analyses, and pressure measurements.  Ryder Scott reviewed such factual data for its reasonableness; however, we have not conducted an independent verification of the data furnished by Repsol.  We consider the factual data used in this report appropriate and sufficient for the purpose of our investigations.

In summary, we consider the assumptions, data, methods and analytical procedures used in this report appropriate for the purpose hereof, and we have used all such methods and procedures that we consider necessary and appropriate to conduct the audit of reserves of the properties described herein.  The proved reserves discussed herein were determined in conformance with the United States Securities and Exchange Commission (SEC) Modernization of Oil and Gas Reporting; Final Rule, including all references to Regulation S-X and Regulation S-K, referred to herein collectively as the “SEC Regulations.”  In our opinion, the proved reserves reviewed in this report comply with the definitions, guidelines and disclosure requirements as required by the SEC regulations.”

RSC has further advised Repsol YPF that in the February 19, 2007 publication of the Society of Petroleum Engineers (“SPE”) entitled “Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information” (the “SPE 2007 Standards”), the SPE acknowledges in the foreword section thereof and in section 1.2 that there are “generally accepted engineering and evaluation principles” applicable to the estimation and auditing of oil and gas reserves.  The SPE goes further in section 1.2 to define the relationship between such principles and the “principles of physical science, mathematics, and economics.”  A copy of the SPE 2007 Standards is available for reference at the following website: http://www.spe.org/industry/reserves/docs/Reserves_Audit_Standards_2007.pdf.  Beyond the SPE 2007 Standards, RSC is also not aware of a single official reference or compilation that sets out a concise list of “generally accepted petroleum engineering and evaluation principles.”  RSC generally looks to the SPE 2007 Standards, the Commission’s regulations, and other SPE publications, including SPE’s publication entitled Petroleum Resources Management System, and uses textbooks such as “Applied Petroleum Reservoir Engineering” by Craft and Hawkins (if applicable) as a basis for “generally accepted engineering and evaluation principles.”

Supplementary Information on Oil and Gas Exploration and Production Activities (Unaudited Information), page F-189

Standardized measure of discounted future net cash flows and changes therein relating to proved oil and gas reserves, page F-197

27.           Please explain to us your procedures in determining the benchmark oil and gas prices and the average adjusted prices you used to estimate your 2009 proved reserves and to determine the future cash inflows of your 2009 standardized measure. Include the 2009 oil and gas prices used for the six geographic areas.

We supplementally advise the Staff that, when assessing our 2009 proved reserves and our 2009 standardized measure of discounted future net cash flows, we considered the average price during the 12-month period ending on December 31, 2009, determined as an unweighted arithmetic average of the first-day-of-the-month price for each month within such period, except for prices defined by contractual arrangements, as provided by Rule 4-10 of Regulation S-X and ASC 932-10-65-1, respectively, in order to determine benchmark prices.  In particular, except as provided below in respect of YPF, we considered close of business prices quoted by WTI Nymex, Brent ICE and HH Nymex on the first day of the month during the 12-month period ending on December 31, 2009.  Where the first day of the month was not a trading day, we considered instead the close of business price of the first trading day prior to such first day of the month.

Using such benchmark prices, we then apply a differential based on a regression analysis considering prices quoted by WTI Nymex, Brent ICE and HH Nymex and our realized prices over the past five years (which we believe provides a strong basis to conduct our regression analysis), in order to estimate the oil and gas prices used to evaluate our proved reserves and future cash inflows of each of our assets.  As a result of this analysis, we calculated a linear equation relating our realized prices with prices quoted by WTI Nymex, Brent ICE and HH Nymex in respect of each of our fields.  We have also considered prices set forth in our contractual arrangements for 2009.  Prices used to estimate our 2009 proved reserves and to prepare our 2009 standardized measure of discounted future net cash flows were calculated on a per field basis.

The weighted average, per geographic area, of prices used to estimate our 2009 proved reserves and to prepare our 2009 standardized measure of discounted future net cash flows, was as follows:

Geographic Area	Price (1)(2)
	Oil ($/bbl)	Gas ($/mmBtu)
Europe	61.21	7.82
Trinidad and Tobago	62.07	1.84
Rest of South America (excluding Argentina)	48.50	2.63
North America	56.06	4.19
Africa	58.54	2.91

(1)	Benchmark prices used: WTI Nymex ($61.1/bbl); Brent ICE ($61.6/bbl); HH Nymex ($4.2/mmBtu)
(2)	Weighted average prices for each region based on estimated sales for 2010.

With respect to YPF, such company is subject to extensive regulations relating to the oil and gas industry in Argentina which include specific natural gas market regulations as well as hydrocarbon export taxes that apply until 2011 according to Law 26,217, all of which affect the realized prices of oil and other products in the domestic market.  Such regulations affect the way in which market prices are set between market participants.  As a result, crude oil prices used to determine reserves are set at the beginning of every month until 2011, for crude oils of different quality produced by YPF, considering the realized prices for crude oils of such quality in the domestic market, taking into account the effects of Law 26,217, and for the following years, YPF considered the unweighted average price of the first-day-of-the-month price for each month within the twelve-month period ended December 31, 2009, which refers to the WTI prices adjusted by each different quality produced by YPF.  Additionally, a significant portion of the Argentine gas market is regulated.  Natural gas prices for the residential and  power generation segments, as well as natural gas for vehicles, are regulated by the government.  Natural gas prices for industrial consumers are negotiated by market participants on a private basis.  As a result, there are no benchmark market natural gas prices available in Argentina and, consequently, YPF used average realized gas prices during the year to determine its gas reserves.

The prices calculated as set forth above are also used to calculate the standardized measure of discounted future net cash flows.

Further to the explanation above, we disclose in the table below the prices used by YPF to determine its 2009 proved reserves and the future cash inflows of 2009 standardized measure:
Price (in $/bbl for crude oil and $/mmBtu for gas)(1)
	Years 2010 and 2011	Years following 2011
Crude oil	Range (*) between 41.52 and 46.11	Range (*) between 53.98 and 60.08
Natural gas	Range(**) between 0.80 and 2.01

(1)	Benchmark price used: WTI ($61.1/bbl)
(*)	Considering different quality adjustments according to different crude oil qualities produced by YPF.
(**)	Reflects for YPF’s different basins the different realized prices according to the market segments served by them.

Exhibits 99.1, 99.2, 99.3, 99.4 and 99.5

29.           We note the omission in these third party audit reports of either benchmark oil and gas prices or the average adjusted product prices used to estimate proved reserves as contemplated in Item l202(8)(a)(v) of Regulation S-K. Please obtain a revised report from the third party engineer that contains both the 12-month average benchmark prices and the average adjusted product prices used to estimate proved reserves.

NSAI

We supplementally advise the Staff that the benchmark prices used by NSAI to estimate our proved reserves are set forth on pages 1 and 2 of the report filed as Exhibit 99.4 with our

2009 20-F.  In addition, NSAI has advised Repsol YPF that the following average adjusted prices were used to elaborate the report filed as Exhibit 99.4 with our 2009 20-F:

Geographic area	Product	Average Adjusted Prices
USA — Gulf of Mexico	Crude oil	$56.06/bbl
	Natural gas	$4.190/mmBtu

GCA

We supplementally advise the Staff that the following prices were used by GCA for purposes of their audits:

Exhibit 99.1.  The average adjusted prices used by GCA to estimate our proved reserves are set forth on page 4 of the report filed as Exhibit 99.1, regarding assets held by YPF in Argentina.  With respect to benchmark prices, GCA has confirmed to us that they audited and accepted the methodology and prices used by us in estimating our reserves in Argentina, as discussed in our response to question no. 27, for purposes of their audit, with necessary adjustments to take account of the date of their report.

Exhibit 99.2.  The average adjusted prices used by GCA to estimate our proved reserves are set forth on page 2 of the report filed as Exhibit 99.2.  In addition, GCA has advised Repsol YPF that the following benchmark prices were used in connection with the report filed as Exhibit 99.2:

Geographic area	Product	Price Reference	Average Benchmark Prices
Brazil	Crude oil	Brent ICE	$45.59/bbl
	Natural gas	N/A(1)

(1)	Natural gas prices are defined by contractual arrangements.

Exhibit 99.3.  The average adjusted prices and benchmark price used by GCA to estimate our proved reserves are set forth on page 2 of the report filed as Exhibit 99.3.

RSC

We supplementally advise the Staff that RSC has advised Repsol YPF that the following benchmark prices and average adjusted prices were used to elaborate the report filed as Exhibit 99.5 with our 2009 20-F:
Geographic area	Product	Price Reference	Average Adjusted Prices
Caribbean and South America	Crude oil	N/A(1)	$50.37/bbl
	Natural gas	N/A(2)	$2.01/mmBtu

(1)	Prices for substantially all of our crude oil are defined by contractual arrangements.
(2)	Prices for substantially all of natural gas are defined by contractual arrangements.

We supplementally advise the Staff that the respective reports prepared by the third party engineers are as of the dates indicated therein. We further confirm to the Staff that NSAI, RSC and GCA have advised Repsol YPF that, in connection with any report included in our future filings, they will disclose the benchmark prices and average adjusted prices used to estimate our proved reserves.

Exhibit 99.4

30.           We note that your third party engineer reported an estimate for 3.3% of your proved reserves. Please revise the report to disclose the portion of your proved undeveloped reserves that were estimated.

Repsol YPF supplementally advises the Staff that the proved undeveloped reserves that were audited by such third party engineer represented approximately 6.1% of our proved undeveloped reserves as of December 31, 2009.

We further confirm to the Staff that this comment has been conveyed to NSAI.  NSAI has advised Repsol YPF that it will include the statement shown below in connection with any report included in our future filings:

“It is our understanding that the proved reserves estimated in this report constitute approximately x.x percent of Repsol’s proved reserves; it is also our understanding that the proved undeveloped reserves estimated in this report constitute approximately x.x percent of all Repsol’s proved undeveloped reserves.”

Exhibit 99.5

32.           We note that your third party engineer reported an estimate for 26% of your proved reserves. Please procure a report that also discloses the portion of your proved undeveloped reserves that were estimated.

Repsol YPF supplementally advises the Staff that the proved undeveloped reserves that were audited by such third party engineer represented approximately 42.3% of our proved undeveloped reserves as of December 31, 2009.

We further confirm to the Staff that this comment has been conveyed to RSC.  RSC has advised Repsol YPF that it will include the statement shown below in connection with any report included in our future filings:

“It is our understanding that the proved reserves estimated in this report constitute approximately x.x percent of Repsol’s proved reserves; it is also our understanding that the proved undeveloped reserves estimated in this report constitute approximately x.x percent of all Repsol’s proved undeveloped reserves.”